Exhibit 2.1

__________________________________________________
ASSET PURCHASE AGREEMENT
__________________________________________________

BY AND BETWEEN

ASTRO-MED, INC.

AND

MILTOPE CORPORATION

DATED AS OF JANUARY 11, 2014

Exhibits
Exhibit A - Form of Transition Services Agreement
Exhibit B - Form of Tanker Services Agreement
Exhibit C - Form of Escrow Agreement
Exhibit D - Form of Assignment of Intellectual Property [Not Applicable]
Exhibit E - Form of Patent Assignment [Not Applicable]

Schedules

Schedule 1.1(d) - Systems Software
Schedule 1.1(e) - Seller IT Systems
Schedule 2.1(a)(iii) - Acquired Intellectual Property
Schedule 2.1(a)(iv) - Assumed Contracts
Schedule 2.1(a)(vii) - Governmental Permits
Schedule 2.1(b) - Excluded Assets
Schedule 2.1(c) - Accounts Payable

Seller Disclosure Letter

Schedule 3.2	-	Non-contravention
Schedule 3.3	-	Title to Acquired Assets
Schedule 3.5	-	Governmental Permits
Schedule 3.6	-	Litigation
Schedule 3.8(a)	-	Seller IP Rights
Schedule 3.8(c)	-	Seller Registered Intellectual Property
Schedule 3.8(i)	-	Open Source Materials
Schedule 3.10(a)	-	Financial Statements
Schedule 3.10(b)	-	Accounting Principals
Schedule 3.10(c)	-	Liabilities
Schedule 3.10(e)(i)	-	Accounts Receivable
Schedule 3.11	-	Business Employees
Schedules 3.16(a)	-	Material Contracts
Schedule 3.19	-	Insurance
Schedule 3.23(a)	-	Customers
Schedule 3.23(b)	-	Suppliers
Schedule 3.24	-	Sufficiency of Assets
Schedule 5.1	-	Absence of Certain Changes

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of January 11, 2014 (the “Agreement Date”) by and among, Astro-Med, Inc., a Rhode Island corporation (“Purchaser”) and Miltope Corporation, an Alabama corporation (the “Seller”). The Purchaser and the Seller are sometimes referred to collectively herein as the “Parties” or individually as a “Party.” The Parties agree as follows:
RECITALS

WHEREAS, the Seller’s business includes a segment that develops, manufactures and sells ruggedized printers and related supplies (the “Business”);

WHEREAS, the Seller desires to sell to the Purchaser and the Purchaser desires to purchase from the Seller certain of the assets used in connection with the Business pursuant to the terms of this Agreement (the “Transaction”);

WHEREAS, concurrently with the execution of this Agreement and as a material inducement to the willingness of the Purchaser to enter into this Agreement, the Seller and the Purchaser shall enter into the Transition Services Agreement (as defined below), and the Tanker Services Agreement (as defined below) each to be effective upon the Closing Date;
WHEREAS, the Purchaser and the Seller desire to make certain representations, warranties, covenants and agreements in connection with the Transaction.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, and covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Seller and the Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1. Definitions. As used in this Agreement, the following terms shall have the meanings indicated below.

“Accounts Receivable” means all of the Business’ accounts receivable, including all trade accounts receivable and other rights to payment from customers of the Business, prepaid expenses and advance payments made by, or on behalf of, the Seller, and the full benefit of all security for such accounts or rights to payment.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Aviation Law” means the laws or regulations relating to the regulation of the aviation industry applicable to the Business (as such laws are currently enforced or as interpreted as of the date of this Agreement and the Closing Date by existing, publicly available judicial and administrative decisions and regulations) in each market into which the Seller has sold any products relating to the Business, including the rules and regulations of the Federal Aviation Administration (“FAA”).

“Business” has the meaning set forth in the Recitals.

“Business Records” means copies of all of the Seller’s general and financial records, financial information, marketing and sales information, pricing, marketing plans, business plans, financial and business projections, customer lists, and other files and records (or applicable portions thereof) pertaining to the Acquired Assets, the Business, it being understood that the Seller may retain the original copies of such Business Records for purposes of its internal record-keeping, financial statements and any Tax related matters.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means proprietary and confidential business and other information of a party to this Agreement, including, without limitation, trade secrets, product specifications, data, know-how, formulae, processes, designs, sketches, graphs, drawings, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, supplier lists, historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, and personal information; provided however, Confidential Information shall not include information which: (a) the party receiving such information can show to have been in its possession prior to its receipt thereof from the other party without a breach of any obligation owed the other party; (b) is now or hereafter comes into the public domain through no fault of the receiving party; (c) may hereafter lawfully be obtained by the receiving party from a third party without obligation of confidentiality; or (d) is independently developed by personnel who have not had access to the Confidential Information of the other parties under this Agreement.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as an officer, director, trustee or executor, by contract or otherwise.

“Environmental, Health, and Safety Requirements” means all federal, state, local, and foreign statutes, regulations, and ordinances concerning public health and safety, worker health and safety, pollution, or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any person or entity under common control with the Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“Governmental Permits” means all licenses, franchises, permits, agreements, waivers and authorizations issued by any Governmental Entity.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self regulatory organization or any quasi governmental or private body exercising any regulatory, Taxing or other governmental or quasi governmental authority.

“Intellectual Property” means any and all worldwide industrial and intellectual property rights and all rights associated therewith, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all files, records and data, all schematics, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rulings and regulations promulgated thereunder.

“knowledge” means the actual knowledge of any of the executive officers or senior managerial employees of the Seller and the Business and any such knowledge that any such individual would obtain after the exercise of reasonable investigation or that which would reasonably be expected to be known by an individual who has the duties and responsibilities of such person in the customary performance of his or her duties and responsibilities.

“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, asserted or unasserted, including those arising under any Legal Requirement and those arising under any Contract.

“Legal Requirement” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Seller or to any of its respective assets or properties or to the Business.

“Lien” means, with respect to any asset, any mortgage, deed of trust, pledge, lien, encumbrance, charge, security interest, collateral assignment, claim, charge, adverse claim of title, restriction or encumbrance of any kind in respect of such asset (including any restriction on (a) the voting of any security or the transfer of any security or other asset, (b) the receipt of any income derived from any asset, (c) the use of any asset, or (d) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” or “Material Adverse Change” with respect to any entity means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or is reasonably likely to, (a) be or become materially adverse in relation to the near-term or longer-term condition (financial or otherwise), properties, assets (including Intellectual Property), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole, or (b) materially impede or delay such entity’s ability to consummate the transactions contemplated by this Agreement or any Ancillary Agreement in accordance with its terms and applicable Legal Requirements, except to the extent that any such Effect is caused directly by one or more of the following: any adverse change, event, development, or effect arising from or relating to (i) any adverse Effect resulting from or arising out of changes in general economic conditions (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in United States generally accepted accounting principles, or (v) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity (provided that, in the case of the foregoing clauses (i) through (v), inclusive, such Effect does not affect the Business disproportionately as compared to the Business’ competitors).

“Net AR” means the value of the Accounts Receivable on the books of the Seller as of the specified date less a reserve for bad debts (determined in accordance with GAAP as consistently applied in the preparation of the Financial Statements).

“Net Inventory Value” means the Product Inventory Value less amount of the Accounts Payable as of the specified date.

“Ordinary Course of Business” means, with respect to the Business, the ordinary course of business consistent with the Seller’s past custom and practice (including with respect to quantity and frequency).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Product Inventory” means all inventory of the Seller to the extent used or held for use primarily in the Business, including all finished goods, sub-assemblies, works in process and raw materials (if any), as of the Closing Date.

“Product Inventory Value” means the value of the Product Inventory on the books of the Seller as of the specified date, valued based on the Seller’s standard cost and net of excess and obsolete reserves (determined in accordance with GAAP as consistently applied in the preparation of the Financial Statements).

“Product Warranties” means express product warranties made by the Seller relating to the Products.

“Products” means the products sold by the Business.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller IP Rights” means any and all Intellectual Property included in or related to the Products, used by the Seller in the development of the Products or otherwise held, in-licensed or used in connection with the conduct of the Business as currently conducted or as currently proposed to be conducted by the Seller.

“Seller IP Rights Agreements” means any Contract governing the Seller IP Rights.

“Seller IT Systems” means computer systems, programs, networks, hardware, software, databases, operating systems, Internet websites, website content and links and equipment used to process, store, maintain and operate data, information and functions which are owned by or licensed to the Seller and used in, intended to be used in, or held for use in connection with both the Business and other businesses of the Seller and its Affiliates, as set forth on Schedule 1.1(e).

“Seller-Owned IP Rights” means (A) the Seller IP Rights that are owned or are purportedly owned by or exclusively licensed to the Seller; and (B) the Seller IP Rights that were developed for the Seller by full or part time employees or consultants of the Seller.

“Seller Registered Intellectual Property” means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of the Seller, in each case that is based upon the Seller IP Rights.

“Systems Software” means all software identified on Schedule 1.1(d) hereto.

“Tanker Contract” means Special Business Provisions “SBP-65CB2-2319” as of January 1, 2013 by and between The Boeing Company (“Boeing”) and Miltope Corporation, as amended by that certain Amendment 001 as of April 1, 2013 and that certain Amendment 002 as of April 1, 2013.

“Tanker Services Agreement” means that services agreement pursuant to which the Seller shall provide to Purchaser certain engineering services in connection with achieving certain design and qualification tasks required under the Tanker Contract, in the form attached as Exhibit B. Pursuant to the Tanker Services Agreement, the Purchaser will be entitled to all non-reimbursable engineering costs to be paid by Boeing, and the Purchaser shall compensate the Seller for services thereunder at an amount equal to $122,845.

“Target Net AR” means $1,200,000.

“Target Net Inventory” means $2,200,000.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Intellectual Property Rights” means any Intellectual Property owned by a third party.

“Transaction Expenses” means all third party fees and expenses incurred by the Seller in connection with the this Agreement and the transactions contemplated hereby whether or not billed or accrued (including any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers and brokers of the Seller).

“Transition Services Agreement” means the transition services agreement pursuant to which the Seller shall provide certain manufacturing, engineering, quality control and regulatory services to the Purchaser relating to the production of the Products for a period not to exceed six (6) months following the Closing Date, in the form attached hereto as Exhibit A. Pursuant to the Transition Services Agreement, the Purchaser shall compensate the Seller for services thereunder at the cost of burdened labor plus 10%.

“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq. (1988), as amended.
1.2. Additional Defined Terms. For purposes of this Agreement and the Ancillary Agreements, the following terms have the meanings specified in the indicated Section of this Agreement:
Defined Term	Section

Accounting Principles	3.10(b)
Accounts Payable	2.1(c)
Acquired Assets	2.1(a)
Acquired Intellectual Property	2.1(a)(iv)
Additional Asset	2.8(b)
Agreement	Preamble
Agreement Date	Preamble
Allocation Statement	2.7(a)
Ancillary Agreements	3.1
Assignment of Intellectual Property	2.6(e)
Assumed Contracts	2.1(a)(v)
Assumed Liabilities	2.1(c)(i)
Assumption Agreement	2.6(b)
Balance Sheet	3.10(a)
Balance Sheet Date	3.10(a)
Bill of Sale	2.6(a)
Business	Recitals
Business Employees	3.11
Claim	8.5(a)
Claims Period	8.5(b)
Closing	2.4
Closing Date	2.4
Closing Net AR	2.3
Closing Net Inventory Value	2.3
Closing Payment	2.2
Confidentiality Agreement	5.12(a)
Contested Claim	8.8(b)
Contributor	3.8(d)
Employee Liabilities	5.9(b)
Environmental and Safety laws	3.13(a)(i)
Escrow Agent	2.5
Escrow Agreement	2.5
Escrow Cash	2.5
Escrow Fund	8.1
Equipment	2.1(a)(iii)
Excluded Liabilities	2.1(c)(ii)
Facilities	3.13(a)(iii)
Financial Statements	3.11(a)
Fundamental Representations	8.2
Hazardous Materials	3.14(a)(ii)
Indemnifiable Damages	8.3
Indemnified Person	8.3
Indemnified Persons	8.3
Insurance Policy	3.19
Material Contracts	3.16
Miltope Name	5.15(a)
Miltope Name Period	5.15(a)
Negative Adjustment 2.3(a)

Negative Adjustment Threshold 2.3(a)
Non-Solicitation Period 5.6
Notice of Claim	8.5(a)
Open Source Materials	3.8(i)
Outside Date	7.1
Party	Preamble
Patent Assignment	2.6(f)
Positive Adjustment	2.3(a)
Property	3.13(a)(iv)
Purchase Price	2.2
Purchase Price Adjustment	2.3(a)
Purchaser	Preamble
Restricted Area	5.5
Restricted Business	5.5
Restricted Period	5.5
Seller	Preamble
Seller Authorizations	3.4(b)
Seller Disclosure Letter	Article III
Straddle Periods	5.10(b)
Purchaser Disclosure Letter	Article IV
Third-Party Claim	8.5(a)(ii)
Transaction	Recitals
Transaction Taxes	5.10(a)

ARTICLE II
THE TRANSACTION
2.1. Transaction.

(a) Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase from the Seller, and the Seller agrees to sell, transfer, assign, convey, and deliver to the Purchaser, all right title and interest in and to all of the following assets (the “Acquired Assets”), in each case free and clear of all Liens at the Closing for the consideration specified in Section 2.2 below:

(i) all samples, models and prototypes of the Products;

(ii) all Product Inventory;

(iii) all machinery, equipment, tools, fixtures and other tangible assets used by the Seller in assembly and/or testing of the Products (the “Equipment”);

(iv) all of the Seller’s rights to and interest in the Intellectual Property set forth on Schedule 2.1(a)(iv) hereto, which shall include, without limitation, the Seller IP Rights (the “Acquired Intellectual Property”);

(v) all rights of the Seller under those Contracts relating to the Business, which shall include, without limitation, the Tanker Contract and those Contracts set forth on Schedule 2.1(a)(iv) hereto (collectively, the “Assumed Contracts”);

(vi) all the Accounts Receivable;

(vii) to the extent transferable under Legal Requirements, all Governmental Permits held by the Seller that primarily relate to the operation of the Business, as set forth on Schedule 2.1(a)(vii) hereto;

(viii) to the extent transferable under Legal Requirements, copies of all books, records, files, and papers, whether in hard copy or computer format, primarily related to the Business, including all bills of materials, routings, prints and drawings with respect to the Products, engineering information, specifications, technical notes and logs, user guides or documentation, implementation documentation, manuals, files, instructions, designs, listings, plans, diagrams, training, testing, sales, marketing, maintenance, support and test case databases, sales and promotional literature, web-site content, sales and purchase correspondence, lists of present and former suppliers (including supplier contact information), lists of present and former customers (including customer contact information), and any information relating to Taxes imposed on the Business or the Acquired Assets;

(ix) all rights of the Seller under any Contract between the Seller and any of its Affiliates, on the one hand, and any employee of the Seller or any such Affiliate, on the other, to the extent such Contract relates to the confidentiality, nondisclosure, assignment of proprietary rights or noncompetition obligations of the employee with respect to the Acquired Assets or the Business;

(x) all of the Seller’s rights, claims, credits, causes of action or rights of set-off against third parties relating to the Business, the Products or the Acquired Assets, including all rights to seek and obtain injunctive relief and to recover damages for past, present and future infringement of the Acquired Intellectual Property; and

(xi) all intangible assets and goodwill of the Seller associated with the foregoing (including the Products).

(b) Excluded Assets. For the avoidance of doubt, the Acquired Assets shall not include, among other things, (i) all cash, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities, bank accounts, corporate credit cards and other similar cash items of the Seller; (ii) the properties out of which the Business is currently conducted, (iii) the furniture utilized by the Seller in connection with the Business, and (iv) those items set forth on Schedule 2.1(b) (“Excluded Assets”).

(c) Assumption and Exclusion of Liabilities.

(i) Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Seller shall assign to the Purchaser, and the Purchaser shall assume and thereafter pay, perform and discharge when due, only the following Liabilities (the “Assumed Liabilities”): (A) any Assumed Contracts and the Governmental Permits included in the Acquired Assets, to the extent that such obligations and liabilities first accrued or arose after the Closing Date for reasons other than any breach, violation or default by the Seller of the terms of the Assumed Contracts; (B) any Product Warranties, to the extent that such obligations and liabilities first accrued or arose after the Closing Date for reasons other than any breach, violation or default by the Seller of the terms of any Contract; or (C) current accounts payable of the Seller for the purchase of Product Inventory, incurred by the Seller in the Ordinary Course of Business, as set forth on Schedule 2.1(c) and as updated and certified by the Seller as of the Closing Date (the “Accounts Payable”). Without limiting the foregoing, no liability for any Transaction Expenses of the Seller shall be included within Assumed Liabilities.

(ii) No Other Liabilities Assumed. Notwithstanding any provision in this Agreement, as a material consideration and inducement to the Purchaser to enter into this Agreement, the Seller will retain, and will be solely responsible for paying, performing and discharging when due, and the Purchaser will not assume or otherwise have any responsibility or liability for, any and all Liabilities of the Seller (whether now existing or hereafter arising) other than the Assumed Liabilities (the “Excluded Liabilities”).

    2.2. Purchase Price. Upon the terms and subject to the conditions contained herein, the Purchaser agrees to pay to the Seller at the Closing Six Million Seven Hundred Thousand Dollars ($6,700,000) (the “Base Purchase Price”), plus or minus the Purchase Price Adjustment (the “Purchase Price”) and less the Escrow Cash (the “Closing Payment”), by delivery of cash payable by wire transfer or delivery of other immediately available funds.

    2.3. Purchase Price Adjustment.

(a) The Seller and the Purchaser acknowledge and agree that the Base Purchase Price is based on the Target Net AR and the Target Net Inventory. On the Closing Date, the Seller shall calculate and shall certify to the Purchaser (i) the Net Inventory Value as of the Closing Date (the “Closing Net Inventory Value”) and (ii) the Net AR as of the Closing Date (the “Closing Net AR”). The Base Purchase Price (A) shall be increased on a dollar for dollar basis by an amount (the “Positive Adjustment”) equal to the amount, if any, by which the sum of the Closing Net Inventory Value and the Closing Net AR exceeds the sum of the Target Net Inventory and the Target Net AR and (B) shall be reduced on a dollar for dollar basis by the amount in excess of the Negative Adjustment Threshold (the “Negative Adjustment,” and, together with the Positive Adjustment, the “Purchase Price Adjustment”) by which the sum of the Target Net Inventory and the Target Net AR exceeds the sum of the Closing Net Inventory Value and the Closing Net AR, provided that no Purchase Price Adjustment shall be made if the Negative Adjustment is less than $200,000 (the “Negative Adjustment Threshold”) (e.g., if the Negative Adjustment is $150,000 there shall be no Purchase Price Adjustment, but if the Negative Adjustment is $225,000, the Base Purchase Price shall be reduced by the amount in excess of the Negative Adjustment Threshold, i.e., by $25,000).

(b) All counts of Product Inventory and calculations of Accounts Receivable undertaken pursuant to this Section 2.3 shall be in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements and mutually agreed by the Seller and the Purchaser.

2.4. The Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”, with the date upon which the Closing occurs, sometimes referred to herein as the “Closing Date”) shall take place at the offices of Hinckley, Allen & Snyder LLP, 50 Kennedy Plaza, Providence, Rhode Island 02903, counsel for Purchaser, commencing at 10:00 a.m. local time on January 15, 2014 or, if later, the third business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself), or at such other place and on such other date as the Parties may mutually determine.

2.5. Escrow. On the Closing, the Seller, the Purchaser and Wells Fargo Bank, NA or such other financial institution selected by the Purchaser and reasonably acceptable to the Seller, who shall be appointed as the escrow agent for the Transaction (the “Escrow Agent”), shall enter into an Escrow Agreement substantially in the form of Exhibit C hereto (the “Escrow Agreement”), which will provide the terms and conditions for the release of the Escrow Cash on the day after the 12-month anniversary of the Closing Date. On the day of the Closing, the Purchaser shall deposit $500,000 (the “Escrow Cash”) with the Escrow Agent.

2.6. Certain Closing Deliveries of the Seller. At the Closing, (in addition to the Seller’s delivery of the items, documents and certificates to be delivered by the Seller at the Closing pursuant to Section 6.2), the Seller will deliver or cause to be delivered to the Purchaser each of the following items:

(a) certificate of (i) the Closing Net Inventory Value pursuant to Section 2.3 hereof, (ii) the Closing Net AR pursuant to Section 2.3 hereof, and (iii) the amounts of Accounts Payable as of the Closing Date pursuant to Section 2.1(c) hereof, executed by an officer of the Seller;

(b) a Bill of Sale (the “Bill of Sale”) executed by the Seller;

(c) counterpart of an Assignment and Assumption Agreement (the “Assumption Agreement”) executed by the Seller;

(d) counterpart of the Transition Services Agreement executed by the Seller;

(e) an Assignment of Intellectual Property with respect to the Seller’s trademarks and copyrights relating to the Seller Registered Intellectual Property, duly executed by the Seller, and in a form acceptable for recording with the United States Patent and Trademark Office and in substantially the form of Exhibit D hereto (the “Assignment of Intellectual Property”), as applicable;

(f) assignments from the Seller to the Purchaser of all patents and patent applications included in the Acquired Intellectual Property, duly executed by the Seller and notarized, and in a form acceptable for recording with the United States Patent and Trademark Office, and in substantially the form of Exhibit E attached hereto (the “Patent Assignment”);

(g) counterpart of the Tanker Services Agreement, executed by the Seller;

(h) counterpart of the Escrow Agreement, executed by the Seller; and

(i) a receipt for the Closing Payment, executed by the Seller.

2.7. Certain Closing Deliveries of the Purchaser. At the Closing, (in addition to the Purchaser’s delivery of the items, documents and certificates to be delivered by the Purchaser at the Closing pursuant to Section 6.3), the Purchaser will deliver or cause to be delivered to the Seller each of the following items:

(a) the Purchase Price;

(b) the Assumption Agreement, executed by the Purchaser;

(c) counterpart of the Escrow Agreement, executed by the Purchaser;

(d) counterpart of the Transition Services Agreement, executed by the Purchaser; and

(e) counterpart of the Tanker Services Agreement, executed by the Purchaser.

    2.8. Allocation

         (a) The Purchaser and the Seller shall jointly and in good faith determine and prepare an allocation of the Purchase Price (and all other capitalized costs) among the Acquired Assets in accordance with Code Section 1060 and Treasury regulations thereunder (and any similar provision of state, local or foreign law, as appropriate), which allocation shall be binding upon the Purchaser and the Seller, and shall be prepared within sixty (60) days after the Closing Date (the “Allocation Statement”). The Purchaser and the Seller and their respective Affiliates shall report, act, and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with the Allocation Statement prepared by the Purchaser and the Seller. Neither the Seller nor the Purchaser shall take any position (whether in audits, tax returns, or otherwise) that is inconsistent with the Allocation Statement unless required to do so by applicable law.

(b) The Purchaser and the Seller each agree to provide the other Party with any additional information reasonably required to complete IRS Form 8594 (or any similar forms required to be filed under applicable law).

(c) The Purchaser and the Seller will (i) promptly inform the other Party of any challenge by any Governmental Entity to the Allocation Statement, (ii) consult with and keep each other informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge and (iii) cooperate in good faith in responding to such challenge in order to preserve the effectiveness of the Allocation Statement.

2.9. Method of Delivery; Transfer Taxes; Additional Assets.

(a) At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser or an Affiliate of the Purchaser, as applicable, all of the Acquired Assets, which shall be delivered to the Purchaser or an Affiliate of the Purchaser, as applicable, in the form and to the location to be determined by the Purchaser in its reasonable discretion on or before the Closing Date and the costs and expenses for such delivery shall be borne by the Seller; provided, however, that to the extent practicable, the Seller shall deliver all of the Acquired Assets through electronic delivery or in another manner reasonably calculated and legally permitted to minimize or avoid the incurrence of transfer and sales Taxes if such method of delivery does not adversely affect the condition, operability or usefulness of any Acquired Assets. The Seller will pay all sales, transfer, bulk sales, stamp, income, capital gains, use or other Taxes associated with the transactions contemplated by this Agreement.

(b) If, after the Closing, the Purchaser shall in good faith identify in writing to the Seller any asset related to the Business that existed at the Closing Date and which satisfied the definition of Acquired Asset, excluding cash, but which was not included in the Acquired Assets delivered to the Purchaser at the Closing (any such asset, an “Additional Asset”), then the Seller shall, sell, transfer, convey, assign and deliver, or cause to be sold, transferred, conveyed, assigned and delivered, to the Purchaser after the Closing, without any further payment by the Purchaser, all of the Seller’s right, title and interest in and to such Additional Asset. Delivery of any Additional Assets shall be at the Seller’s cost and expense.

2.10. Assignment of Contracts and Rights. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Contract or Governmental Permit if an attempted assignment or transfer thereof, without the consent of a third party thereto, would constitute a breach or other contravention thereof or would be ineffective with respect to any party thereto. As to any such Contract or Governmental Permit so designated in writing by the Purchaser, the Seller and the Purchaser will use commercially reasonable efforts to obtain prior to the Closing or as promptly as practicable after the Closing the consent of the other parties to such Contract or Governmental Permit or, alternatively, written confirmation from such parties reasonably satisfactory to the Purchaser that such consent is not required, it being understood that (i) neither the Seller, the Purchaser nor any of their respective Affiliates shall be required to pay money to any third party, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party and (ii) to the extent the foregoing shall require any action by the Seller that would, or would continue to, affect the Business after the Closing, such action shall require the prior written consent of the Purchaser. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights thereunder so that the Purchaser would not in fact receive all such rights, the Purchaser and the Seller shall cooperate in a mutually agreeable arrangement pursuant to which the Purchaser would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting or sublicensing to the Purchaser, or pursuant to which the Seller would enforce for the benefit of the Purchaser, with the Purchaser assuming the Seller’s obligations and any and all rights of the Seller against a third party thereto. The Seller shall promptly pay to the Purchaser when received all monies received by the Seller with respect to any Assumed Contract or any claim or right or any benefit arising thereunder relating to the period on or after the Closing Date.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Subject to the disclosures set forth in the disclosure letter of the Seller delivered to the Purchaser concurrently with the Parties’ execution of this Agreement (the “Seller Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Subsection of this Article III to which it relates and each of which disclosures shall also be deemed to be representations and warranties made under this Article III), the Seller represents and warrants to the Purchaser that as of the date of this Agreement and as of the Closing Date the statements set forth in this Article III are true and correct:

3.1 Incorporation and Authority. The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Alabama and has all necessary corporate power and authority to enter into this Agreement, the Bill of Sale, the Assumption Agreement, the Transition Services Agreement and the Tanker Services Agreement (the Bill of Sale, the Assumption Agreement, the Transition Services Agreement and the Tanker Services Agreement, together with all other assignments and documents that the Seller is to execute and deliver pursuant to this Agreement being hereinafter collectively referred to as the “Ancillary Agreements”), to carry out and perform its obligations hereunder and thereunder and to consummate all of the transactions contemplated hereby and thereby. The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements, and the sale of the Acquired Assets to the Purchaser and consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein, have been duly and validly authorized by the Seller’s Board of Directors, representing all necessary corporate action on the part of the Seller. Without limiting the foregoing, no action on the part of the shareholders of the Seller is necessary to consummate the transactions contemplated hereby or pursuant to the Ancillary Agreements. This Agreement has been, and at the Closing the Ancillary Agreements will be, duly and validly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes and, upon the execution of each of the Ancillary Agreements by the parties thereto, the Ancillary Agreements will constitute, legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.2. Non-contravention; Consents; and Approvals. Except as set forth on Schedule 3.2 of the Seller Disclosure Letter, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller, does not and will not: (i) conflict with or violate the Certificate of Incorporation or By-laws of the Seller; (ii) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Seller or the Acquired Assets; (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, recission, amendment, acceleration or cancellation of, any of the Assumed Contracts or any material note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument relating to the Seller or any of the Acquired Assets to which the Seller is a party or is bound or by which any of the Acquired Assets are bound or affected; or (iv) result in the creation of any Lien on any of the Acquired Assets. The execution and delivery of this Agreement and the Ancillary Agreements by the Seller does not, and the performance of this Agreement and the Ancillary Agreements by the Seller (including the Seller’s assignment of any Assumed Contracts to the Purchaser) will not, require any consent, the approval, authorization or other action by, or filing with or notification to, any third party, including but not limited to any governmental or regulatory authority.

3.3. Title to and Condition of Acquired Assets. The Seller owns all the Acquired Assets and the Seller has good and marketable title in and to all the material tangible property included in the Acquired Assets, free and clear of all Liens. Except as set forth on Schedule 3.3 of the Seller Disclosure Letter, none of the Acquired Assets is licensed from any third party and none of the Acquired Assets is licensed to any third party. All of the tangible personal property included in the Acquired Assets is in good working condition and repair, ordinary wear and tear excepted. Title to all the Acquired Assets is freely transferable from the Seller to the Purchaser free and clear of all Liens without obtaining the consent or approval of any Person or party.

3.4. Legal Compliance.

(a) The Seller has complied in all respects with, and is not in violation of, and has not received any notices of violation with respect to, any Legal Requirement with respect to the conduct of the Business, or the ownership or operation of the Acquired Assets. Neither the Seller, nor any director, officer, Affiliate or employee of the Seller (in their capacities as such or relating to their employment, services or relationship with the Seller), has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

(b) The Seller has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Seller currently operates or holds any interest in any of the Acquired Assets or (ii) that is required for the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Seller Authorizations”), and all of the Seller Authorizations are in full force and effect. The Seller has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of law or the Seller Authorization or any failure to comply with any term or requirement of the Seller Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of the Seller Authorization. The Seller has complied with all of the terms of the Seller Authorizations.

3.5. Governmental Permits. Schedule 3.5 of the Seller Disclosure Letter sets forth each Governmental Permit held or used by the Seller in connection with the Business. Each Governmental Permit to be assigned to or assumed by the Purchaser pursuant to this Agreement or any of the Ancillary Agreements is in full force and is not subject to any breach or default thereunder by any party thereto.

3.6. Litigation. Except as set forth on Schedule 3.6 of the Seller Disclosure Letter, there is no private or governmental action, suit, proceeding, claim, arbitration, mediation or investigation pending before any Governmental Entity, or threatened against the Seller or any of the Acquired Assets or any of the Seller’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Business). There is no judgment, decree, injunction, rule or order against, or continuing investigation by any Governmental Entity regarding, the Seller, any of the Acquired Assets or, to the Seller’s knowledge, any of the Seller’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Business). There is no reasonable basis for any Person to assert a claim against the Seller or any of the Acquired Assets based upon: (a) the Seller entering into this Agreement, any Ancillary Agreement or any of the other transactions or agreements contemplated hereby; (b) any confidentiality or similar agreement entered into by the Seller regarding the Acquired Assets; or (c) any claim that the Seller has agreed to sell or dispose of the Acquired Assets to any party other than the Purchaser, whether by way of merger, consolidation, sale of assets or otherwise. The Seller has no action, suit, proceeding, arbitration, mediation or claim pending by it against any other Person relating to the Acquired Assets.

    3.7. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller or its Affiliates.

    3.8. Intellectual Property.

(a) The Seller has full title and ownership of, or has the valid right or license to, all Seller IP Rights. The Seller IP Rights are sufficient for the conduct of the Business as currently conducted and as currently proposed to be conducted by the Seller, without the need for any license from any Person, except as set forth on Schedule 3.8(a) of the Seller Disclosure Letter. The Seller has not transferred ownership of, or agreed to transfer ownership of, or granted or agreed to grant any exclusive license to, the Seller IP Rights to any third party.

(b) The Seller owns and has good and exclusive title to each item of Seller-Owned IP Rights, free and clear of any Liens.

(c) Schedule 3.8(c) of the Seller Disclosure Letter lists: (i) all Seller Registered Intellectual Property, including the owner of each item of Seller Registered Intellectual Property and the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; (ii) all actions that are required to be taken by the Seller within 120 days of the Agreement Date with respect to such Seller Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Seller Registered Intellectual Property. Each item of Seller Registered Intellectual Property is subsisting (or in the case of applications, applied for), valid and enforceable. Each item of Seller Registered Intellectual Property has been filed, prosecuted, and maintained in a commercially reasonable manner and is in good administrative standing, and all filings, payments and other actions required to be made or taken by the Seller before the date of this Agreement to maintain the Seller Registered Intellectual Property have been made and/or taken. None of the Seller Registered Intellectual Property is currently involved in any interference, inventorship dispute, reissue, reexamination, opposition proceeding, or cancellation proceeding, and the Seller has not received any written notice from any Person regarding any such proceeding. No Person, other than the Seller, has the right to prosecute or enforce the Seller Registered Intellectual Property.

(d) No (i) government funding; (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Person was used in the development of the Seller-Owned IP Rights. No current or former employees, consultants, independent contractors, directors and advisors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of the Seller IP Rights (each a “Contributor”) has performed services for any government, university, college or other educational institution or research center during a period of time during which such Contributor was also performing services for the Seller.

(e) The Seller has secured from all Contributors unencumbered and unrestricted exclusive ownership of all Seller IP Rights in such contribution that the Seller does not already own by operation of law and has obtained the waiver of all non-assignable rights. Without limiting the foregoing, the Seller has obtained written proprietary information and invention disclosure and assignment agreements from all Contributors.

(f) The Seller has taken reasonable steps, consistent with industry standards, to protect the secrecy and confidentiality of all Seller IP Rights.

(g) There is no unauthorized use, unauthorized disclosure, infringement or misappropriation of the Seller-Owned IP Rights or breach of a Seller IP Rights Agreement, by any third party. The Seller has not brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property, or threatened to do any of the foregoing. Neither the development or use of the Acquired Assets nor the operation of the Business has infringed or misappropriated the Intellectual Property of any third party and there is no reasonable basis for a claim that the development or use of the Acquired Assets or the operation of the Business is infringing or has infringed on or misappropriated any Intellectual Property of a third party. The Seller has not been sued in any suit, action or proceeding (or received any notice or, to the knowledge of the Seller, threat) which involves a claim of infringement or misappropriation of any Intellectual Property of any third party or which contests the validity, ownership or right of the Seller to own or exercise any Intellectual Property. No Seller-Owned IP Rights, Seller Registered Intellectual Property or Product is subject to any proceeding, order, judgment, settlement agreement, stipulation or right that restricts in any manner the use, transfer, or licensing thereof by the Seller, or which may affect the validity, use or enforceability of any such Seller-Owned IP Rights or Seller Registered Intellectual Property.

(h) The Seller is not (or will be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Seller’s obligations under this Agreement), in breach of the Seller IP Rights Agreement and the consummation of the transactions contemplated by this Agreement will not result in, or give any Person the right to cause (i) any modification, cancellation, termination, suspension of, or acceleration or increase of any payments under the Seller IP Rights Agreement, (ii) a loss of, or Lien on, the Seller IP Rights; or (iii) the grant, assignment or transfer to any Person of any license or other right or interest to the Seller IP Rights.

(i) Schedule 3.8(i) of the Seller Disclosure Letter lists all software or other material that is distributed as “free software”, “open source software” or under similar licensing or distribution terms (“Open Source Materials”) used by the Seller in the Business in any way, and describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Seller). The Seller is in compliance with the terms and conditions of all licenses for the Open Source Materials.

(j) The Seller has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Seller Intellectual Property Rights or any of the Products; (ii) distributed Open Source Materials in conjunction with the Seller Intellectual Property Rights or any of the Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Seller with respect to the Seller Intellectual Property Rights or grant, or purport to grant, to any third party, any rights or immunities under the Seller Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

3.9. Product Warranties; Defects. Each Product has been in conformity with all applicable contractual commitments and all express warranties made by the Seller and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any such contractual commitments or express warranties for replacement or repair thereof or other damages in connection therewith. No Product is subject to any guaranty, warranty, or other indemnity beyond the Seller’s applicable standard terms and conditions of sale, lease or licensing (as set forth in written agreements that the Seller has delivered to the Purchaser), those set forth in the Material Contracts or beyond that imposed by Legal Requirements.

3.10. Financial Statements of the Business.

(a) The Seller has delivered to the Purchaser an unaudited balance sheet of the Business (the “Balance Sheet”) as of November 30, 2013 (the “Balance Sheet Date”) and an unaudited statement of operations and statement of cash flows of the Business for the eleven months ended on the Balance Sheet Date and a balance sheet of the Business as of December 31, 2012 and December 31, 2011 and a statement of operations and statement of cash flows of the Business for the fiscal years ended December 31, 2012 and December 31, 2011 (collectively, the “Financial Statements”), a copy of each of which is included in Schedule 3.10(a) of the Seller Disclosure Letter.

(b) The Financial Statements: (A) are derived from and in accordance with the books and records of the Seller pertaining to the Business, (B) have been prepared in accordance with GAAP, except as described in Schedule 3.10(b) of the Seller Disclosure Letter (GAAP, so qualified by Schedule 3.10(b) of the Seller Disclosure Letter, the “Accounting Principles”), applied on a consistent basis throughout the periods indicated, and (C) fairly present in all material respects the financial condition of the Business at the dates therein indicated and the results of operations and cash flows of the Business for the periods therein specified.

(c) The Seller does not have any Liabilities with respect to the Business of any nature other than those (i) set forth or adequately provided for in the Balance Sheet, (ii) incurred in the conduct of the Seller’s operation of the Business since the Balance Sheet Date in the Ordinary Course of Business which are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount, or (iii) set forth on Schedule 3.10(c) of the Seller Disclosure Letter.

(d) The Seller maintains a standard system of accounting established and administered in accordance with GAAP. The Seller maintains a system of internal accounting controls for the Business sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e) The accounts receivable shown on the Balance Sheet arose from bona fide transactions in the Ordinary Course of Business. Allowances for doubtful accounts and warranty returns are adequate and have been prepared in accordance with the Accounting Principles consistently applied and in accordance with the Seller’s past practices. The accounts receivable of the Business arising after the Balance Sheet Date and before the Closing Date arose or will arise in the Ordinary Course of Business. None of the accounts receivable of the Business is subject to any material claim of offset, recoupment, setoff or counterclaim, and the Seller has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of accounts receivable of the Business is contingent upon the performance by the Seller of any obligation or Contract other than normal warranty repair and replacement. Except as set forth on Schedule 3.10(e)(i) of the Seller Disclosure Letter, no Person has any Lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Schedule 3.10(e)(ii) of the Seller Disclosure Letter sets forth the amounts of accounts receivable of the Business which are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made during the 12 months preceding the Agreement Date, including the type and amounts of such claims.

    3.11. Employees and Contractors. Schedule 3.11 of the Seller Disclosure Letter contains a complete and accurate list of the current employees and contractors of the Seller who are providing services to the Business as of the Agreement Date, along with their status as either an employee or independent contractor and their title (“Business Employees”). Schedule 3.11 of the Seller Disclosure Letter sets forth a complete and accurate list of all written Contracts (if any) related to any Business contractors.

    3.12. Employee Benefits Plans. The Acquired Assets are not now nor will they after the passage of time be subject to any Lien imposed under Code Section 412(n) by reason of the failure of the Seller or any ERISA Affiliates to make timely installments or other payments required by Code Section 412.

3.13. Environmental, Health, and Safety Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other Persons, including the public.

(ii) “Hazardous Materials” shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

(iii) “Facilities” shall mean all buildings and improvements on the Property.

(iv) “Property” shall mean all real property currently leased or owned by the Seller that is used in the Business.

(b) (i) All Hazardous Materials and wastes of the Business have been disposed of in accordance in all material respects with all Environmental and Safety Laws; (ii) the Seller has not received any written notice of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iii) no notices, administrative actions or suits are pending or threatened relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Seller; (iv) the Seller has not been named as, or notified it is, potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date; (v) there have not been in the past, and are not now, a release of any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; (vi) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells; and (vii) the Seller’s uses and activities at the Facilities have at all times materially complied with all Environmental and Safety Laws.

    3.14. Export Control Laws. The Seller has conducted its export transactions with respect to the Business in accordance in all respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing, with respect to the Business:

(a) the Seller has obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States;

(b) the Seller is in compliance with the terms of all applicable export licenses or other approvals;

(c) there are no pending or threatened claims against the Seller with respect to such export licenses or other approvals;

(d) there are no actions, conditions or circumstances pertaining to the Seller’s export transactions that would reasonably be expected to give rise to any future claims; and

(e) no consents or approvals for the transfer of export licenses to the Purchaser are required, except for such consents and approvals that can be obtained expeditiously without material cost.

3.15. Books and Records. The Seller has provided to the Purchaser or its counsel complete and correct copies of all documents identified on the Seller Disclosure Letter. The books, records and accounts of the Business (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Seller with respect to the Business.

3.16. Material Contracts. (a) Schedules 3.16(a)(i) through (a)(xviii) of the Seller Disclosure Letter set forth a list of each of the following Contracts, assignments, obligations or other instruments to which the Seller or any Subsidiary is a party and which relates to the Business or any of the Acquired Assets (the “Material Contracts”):

(i) any Contract for the licensing, marketing, distribution or provision of any of the Acquired Assets, including any license, sublicense or other Contract to which the Seller is a party and pursuant to which any Person is authorized to use any Acquired Assets;

(ii) any Contract providing for payments (whether fixed, contingent or otherwise) by or to the Seller in an aggregate amount of $15,000 or more;

(iii) any Contract providing for the development of any software, content (including textual content and visual, photographic or graphics content), technology or Intellectual Property, independently or jointly by or for (or for the benefit or use of) the Seller;

(iv) any joint venture Contract, any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or any Contract that involves the payment of royalties to any other Person;

(v) any Contract with a Business Employee that is not immediately terminable by the Seller without cost or liability, including any Contract requiring it to make a payment to a Business Employee on account of the Transaction or any other transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(vi) any Contract limiting the freedom of the Seller to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Seller to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(vii) other than “shrink wrap” and similar generally available commercial end-user licenses to software that is not redistributed with or used in the development of the Products that have an individual acquisition cost of $5,000 or less, all licenses, sublicenses and other Contracts to which the Seller is a party and pursuant to which the Seller acquired or is authorized to use any Third Party Intellectual Property Rights;

(viii) any license, sublicense or other Contract to which the Seller is a party and pursuant to which any Person is authorized to use the Seller IP Rights;

(ix) any license, sublicense or other Contract pursuant to which the Seller has agreed to any restriction on the right of the Seller to use or enforce the Seller IP Rights or pursuant to which the Seller agrees to encumber, transfer or sell rights in or with respect to the Seller IP Rights;

(x) any Contract to license or authorize any third party to manufacture or reproduce any of the Products;

(xi) any agreement of indemnification or warranty or any Contract containing any support, maintenance or service obligation or cost on the part of the Seller;

(xii) any Contract with any labor union or any collective bargaining agreement or similar Contract with Business Employees;

(xiii) any Contract pursuant to which the Seller, since January 1, 2003, has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;

(xiv) any settlement agreement;

(xv) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Transaction or other transactions contemplated hereunder, either alone or in combination with any other event;

(xvi) any Contract with any Governmental Entity;

(xvii) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into with customers and distributors in the Ordinary Course of Business; and

(xviii) any other Contract or obligation not listed in clauses (a) through (q) that is material to the Seller or the Business or the Acquired Assets.

(b) With respect to the Tanker Contract, Schedule 3.16(b) sets forth the status of the Seller’s performance thereunder, the total amount due and the payment schedule. The second payment of $144,524 due to the Seller by Boeing in respect of non-recurring engineering under the Tanker Contract has not yet been invoiced nor paid.

3.17. No Default. The Seller has performed all of the obligations required to be performed by it and is entitled to all benefits under, is not alleged to be in default in respect of, any Material Contract or any Assumed Contract. Each of the Material Contracts and the Assumed Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Seller or to the Seller’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or any Assumed Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract or any Assumed Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract or any Assumed Contract, (C) the right to accelerate the maturity or performance of any obligation of the Seller under any Material Contract or any Assumed Contract, or (D) the right to cancel, terminate or modify any Material Contract or any Assumed Contract. The Seller has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract or any Assumed Contract. True, correct and complete copies of all Material Contracts and all Assumed Contract have been provided to the Purchaser or the Purchaser’s counsel prior to the Closing Date.

3.18 Liabilities; Solvency. The Seller is not now insolvent nor will it be rendered insolvent by the Transaction or the consummation of any other transactions contemplated hereby. As used in this Section 3.18, “insolvent” means that the sum of the present fair saleable value of the assets of an entity do not and will not exceed its debts and other probable Liabilities. Immediately after giving effect to the consummation of the transactions contemplated hereby, (i) the Seller will be able to pay its retained Liabilities as they become due in the usual course of business and (ii) the Seller will have assets (calculated at fair market value) that exceed its retained Liabilities. The cash available to the Seller immediately after giving effect to the transactions contemplated hereby, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms. The Purchase Price constitutes reasonably equivalent value for the Acquired Assets, and the consummation of the transactions contemplated hereby will not constitute a fraudulent transfer under applicable laws relating to bankruptcy and insolvency. The Seller has not, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) admitted in writing its inability to pay its debts as they become due, (iv) been convicted of, or pleaded guilty or no contest to, any felony, or (v) taken or been the subject of any action that could reasonably be expected to have an adverse effect on its ability to comply with or perform any of its covenants or obligations under this Agreement or any of the Ancillary Agreements.

3.19. Insurance. Each policy of insurance and bonds with respect to the Acquired Assets (each, an “Insurance Policy”) now held by the Seller is set forth in Schedule 3.19 of the Seller Disclosure Letter, together with the name of the insurer, the type of policy or bond, the coverage amount. There is no claim pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies and all such Insurance Policies are in full force and effect. All premiums due and payable under all such Insurance Policies have been timely paid, and the Seller is otherwise in material compliance with the terms of such Insurance Policies.

3.20. Absence of Certain Changes. Since the Balance Sheet Date, the Seller has conducted the Business only in the Ordinary Course of Business, and since the Balance Sheet Date: (a) there has not been with respect to the Business any change which has had a Material Adverse Effect; (b) the Seller has not made or entered into any Contract or letter of intent, other than with the Purchaser, with respect to any acquisition, sale or transfer of any asset of the Business (other than the sale or nonexclusive license of Products to customers of the Business in the Ordinary Course of Business); (c) there has not been any material revaluation by the Seller of any of the Acquired Assets; (d) there has not occurred any increase in or modification of the compensation or benefits payable or to become payable to the Business Employees or the Business contractors; (e) no Assumed Contract has been amended or terminated and there has not occurred any material default by the Seller or, to the Seller’s knowledge, a third party under any Assumed Contract; (f) the Seller has not created or assumed any Liens on any of the Acquired Assets, any liability, or any obligation for borrowed money or any liability or obligation as guaranty or surety with respect to the obligations of any other Person; (g) the Seller has not paid or discharged any Lien or Liability which was not shown on the Balance Sheet or incurred in the Ordinary Course of Business; (h) the Seller has not made any deferral of the payment of any accounts payable other than in the Ordinary Course of Business, or in an amount in excess of $25,000, or given any discount, accommodation or other concession other than in the Ordinary Course of Business, in order to accelerate or induce the collection of any receivable; (i) the Seller has not made any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers; (j) there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the Acquired Assets or the Business; and (k) there has not occurred any announcement of, any negotiation by or any entry into any Contract by the Seller or any subsidiary of the Seller to do any of the things described in the preceding clauses (a) through (j) (other than negotiations and agreements with the Purchaser and its representatives regarding the transactions contemplated by this Agreement).

3.21. Taxes.

(a) The Seller has properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it for which payment is or was due, has made all required estimated Tax payments and has no liability for Taxes in excess of the amount so paid. There is (i) no claim or assessment for Taxes being asserted against the Seller that has resulted or may result in a lien against the Acquired Assets, (ii) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Seller being conducted by a Tax authority, (iii) no agreement to any extension of time for filing any Tax Return which has not been filed, and (iv) no waiver of the statute of limitations with respect to any Taxes or Tax Return. All Taxes required to be withheld or paid by the Seller in connection with amounts paid or owing to any Business Employee have been duly and timely withheld or paid, and any such withheld Taxes have been either duly and timely paid to the proper Tax authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Tax authority. There are no Tax Liens on or against any of the Acquired Assets. The Seller has no knowledge of any reasonable basis for the assertion of any claim for any liabilities for unpaid pre-Closing Taxes for which the Purchaser would become liable as a result of the transactions contemplated by this Agreement or that would result in any lien on any of the Acquired Assets. There is no basis for the assertion of any claim for any Liabilities for unpaid pre-Closing Taxes for which the Purchaser would become liable as a result of the transactions contemplated by this Agreement or that would result in any lien on any of the Acquired Assets. There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Seller or any ERISA Affiliate to which the Seller is a party or by which the Seller is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). The Transaction and the other transactions contemplated by this Agreement, either alone or in conjunction with any other transaction, do not qualify as a sale of substantially all of the Seller’s assets within the meaning of Section 280G of the Code and the regulations thereunder.

(b) Each nonqualified deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder in which a Business Employee participates in or is a party to has been operated in compliance with Section 409A of the Code and the regulations thereunder. No stock option or other right to acquire equity of the Seller granted to a Business Employee (i) has an exercise price that is less than the fair market value of the underlying equity as of the date such option or right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Seller that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

3.22. Interested Party Transactions. None of the officers and directors of the Seller and none of the employees or shareholders of the Seller, nor any immediate family member of an officer or director or of any employee or stockholder of the Seller, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Seller in respect of the Business or the Acquired Assets (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). None of said officers, directors, employees, stockholders who are Affiliates of the Seller or said shareholders who are not Affiliates of the Seller, or any member of their immediate families, is a party to, otherwise directly or indirectly interested in, any Contract related to the Business or the Acquired Assets to which the Seller is a party or by which the Seller or any of its assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof. None of said officers, directors, employees, shareholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in the Business or will be included in the Acquired Assets, except for the rights of stockholders under applicable Legal Requirements.

3.23. Customers and Suppliers. Schedule 3.23(a) of the Seller Disclosure Letter sets forth a true and complete list of the top ten customers of the Business, based on the revenue from such customer during the 11-month period ended November 30, 2013. Schedule 3.23(b) of the Seller Disclosure Letter sets forth a true and complete list of the top ten suppliers of the Business, based on amounts paid or payable by the Seller to such supplier during the 11-month period ended November 30, 2013. As of the Agreement Date, none of the customers listed in Schedule 3.23(a) of the Seller Disclosure Letter and none of the suppliers listed in Schedule 3.23(b) of the Seller Disclosure Letter, (i) has cancelled or otherwise terminated any Contract with the Seller prior to the expiration of the contract term, or (ii) has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Seller or to reduce substantially its purchase from or sale to the Seller of any products, equipment, goods or services, and there is no reasonable basis for any of the matters set forth in (i) or (ii) of this sentence to occur whether in connection with the transactions contemplated hereby, or otherwise.

3.24. Sufficiency of Assets. Except for the Excluded Assets and as set forth on Schedule 3.24 of the Seller Disclosure Letter, the Acquired Assets constitute all assets, properties, rights and Intellectual Property Rights that are reasonably necessary to enable the Purchaser, following the Closing, to effectively own, conduct, operate and continue the Business, as presently conducted by the Seller prior to Closing, and to sell and otherwise enjoy full commercial exploitation of the Acquired Assets in all material respects.

3.25. Government Regulation.

(a) Neither the Seller nor any of its managers or employees (as defined in 42 C.F.R. Part 420 Subpart C and 42 C.F.R. Section 1001.1001(a)(2)) have been, or is being investigated with respect to, any activity that materially contravenes or could contravene, or constitutes or could constitute, a material violation of any Aviation Law during their employment or association with the Business.

(b) Neither the Seller nor any of its respective managers or employees has engaged in any activity that contravenes or constitutes a violation of any Aviation Law during their employment or association with the Business.

(c) Since January 1, 2011, the Seller has not received or been subject to: (i) any warning letters, notices or other written correspondence from the FAA or any other Governmental Entity concerning any product manufactured, sold, leased or delivered by the Seller and related to the Business in which the FAA or such other Governmental Entity asserted that the operations of the Seller were not in compliance with applicable Legal Requirements, regulations, rules or guidelines with respect to any product manufactured, sold, leased or delivered by the Seller; or (ii) a Governmental Entity, including without limitation the FAA, shutdown or import or export prohibition and, to the knowledge of the Seller, neither the FAA nor any Governmental Entity is considering any such action.

3.26. Representations Complete. None of the representations or warranties made by the Seller herein or in any Exhibit or Schedule hereto, including the Seller Disclosure Letter, or in any certificate furnished by the Seller pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein and therein, in the light of the circumstances under which such statements were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Subject to the disclosures set forth in the disclosure letter of the Purchaser delivered to the Seller concurrently with the Parties’ execution of this Agreement (the “the Purchaser Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Subsection of this Article IV to which it relates, and each of which disclosures shall also be deemed to be representations and warranties made by the Purchaser under this Article IV), the Purchaser represents and warrants to the Seller that as of the date of this Agreement and as of the Closing Date the statements set forth in this Article IV are true and correct:

4.1. Incorporation and Authority. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Rhode Island and has all necessary corporate power and authority to enter into this Agreement and each of the Ancillary Agreements, to carry out and perform its obligations hereunder and thereunder and to consummate all of the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements, and the purchase of the Acquired Assets by the Purchaser and consummation of all the transactions contemplated hereby and thereby on the terms and conditions set forth herein, have been duly and validly authorized by the Purchaser’s Board of Directors, representing all necessary corporate action on the part of the Purchaser. Without limiting the foregoing, no action on the part of the Purchaser’s shareholders is necessary to consummate the transactions contemplated hereby or pursuant to the Ancillary Agreements. This Agreement has been, and at the Closing the Ancillary Agreements will be, duly and validly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes and, upon the execution of each of the Ancillary Agreements by the parties thereto, the Ancillary Agreements will constitute, legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principals of equity.

4.2. Non-contravention; Consents; and Approvals. The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Purchaser do not and will not: (i) conflict with or violate the Certificate of Incorporation or By-laws of the Purchaser; (ii) except as would not result in a Material Adverse Effect on the Purchaser, (A) conflict with or violate any Legal Requirements applicable to the Purchaser or by which any material property or asset of the Purchaser is bound or affected; or (B) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any material property or asset of the Purchaser pursuant to, any material note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any material property or asset of the Purchaser is bound or affected.

ARTICLE V
ADDITIONAL AGREEMENTS
5.1. Operation of Business.

(a) The Seller covenants and agrees that, between the Agreement Date and the Closing Date, it shall: (i) conduct the Business in the Ordinary Course of Business in accordance with all Legal Requirements, (ii) pay all Taxes that become due, (iii) pay all payables of the Business and collect all Accounts Receivables in the Ordinary Course of Business; (iv) use its commercially reasonable efforts to keep available the services of the Business Employees and to preserve the Business’ relationship with its customers and others doing business with it; and (v) use its commercially reasonable efforts to secure good and marketable title in the Purchaser’s name in and to all of the Acquired Assets, free of all Liens, and to cause the conditions to Closing set forth in Section 6.2 to be fulfilled as promptly as possible.

(b) Without limiting the generality of the foregoing clause (a), between the Agreement Date and the Closing Date, except as (i) expressly contemplated, permitted or required by this Agreement, (ii) specifically disclosed in Schedule 5.1 of the Seller Disclosure Letter or (iii) otherwise consented to in writing by the Purchaser, the Seller shall not take, or permit any Affiliate of the Seller to take, any action which would constitute a violation of Section 3.20.

5.2. Full Access. Between the date of this Agreement and the Closing Date, the Seller will permit representatives of the Purchaser (including legal counsel and accountants) to have full access at all reasonable times with prior notice, and in a manner so as not to interfere with the normal business operations of the Seller and the Business, to all premises, properties, personnel, books, records (including tax records), Contracts, and documents of or pertaining to the Business, including without limitation for the purpose of conducting a physical count of the Product Inventory and to confirm the Seller’s perpetual inventory systems as they relate to the Product Inventory.

5.3. Notice of Potential Breach. Each Party will give prompt written notice to the other Party of any material adverse development which may cause or has caused a breach of any of his, her, or its own representations and warranties in Article III or Article IV above, as applicable.

5.4. Further Actions.

(a) From and after the Closing, each of the Parties will execute and deliver such documents and other papers and take such further actions as may be reasonably required to carry out the provisions of this Agreement or any other agreements required to be entered into by such party pursuant to this Agreement, give effect to the transactions contemplated by this Agreement and such other agreements and to vest the Purchaser with full right, title and interest in, to and under, and/or possession of, all of the Acquired Assets.

(b) Following the Closing, in the event that the Purchaser is required, pursuant to applicable law, to prepare and file with the Securities and Exchange Commission financial statements with respect to the Business, the Seller shall, and shall cause its respective auditors to, in each case at the Purchaser’s expense, cooperate with the Purchaser and its auditors for the purpose of preparing and auditing such financial statements upon the Purchaser’s reasonable request.

5.5. Covenant Not to Compete. As a material inducement and consideration for the Purchaser to enter into this Agreement, for a period of three years from and after the Closing Date (such three year period of time being hereinafter called the “Restricted Period”), the Seller shall not, within the Restricted Area (as defined below) carry on any business, or own (in whole or in part), operate, advise, assist or lend funds to or invest funds in, any person, firm, partnership, business, corporation or other entity in any manner that would aid or assist any person, firm, partnership, business, corporation or other entity to compete, in any material respect, with the Business or any substantially similar business (the “Restricted Business”). As used herein, the term “Restricted Area” means any state of the United States of America or any geographic area within any other country in which the Purchaser or its respective Affiliates, directly or indirectly carries on or engages in business. During the Restricted Period, the Seller further agrees not to interfere with, disrupt or attempt to disrupt the relationship between the Purchaser and any third party, including without limitation any customer, supplier, employee or contractor of the Purchaser, with respect to the Restricted Business. In the event of a breach of any of the covenants set forth in this Section, the Purchaser will be entitled to an injunction against the Seller restraining such breach in addition to any other remedies provided by law or equity. Each of the Parties hereto agree that the duration and geographic scope of the provisions set forth in this Section 5.5 are reasonable. In the event that any covenant in this Section 5.5 is held to be invalid, illegal or unenforceable by any court of competent jurisdiction or any other Governmental Entity, it is agreed and understood that such covenant will not be voided but rather will be construed to impose limitations upon the Seller’s activities no greater than allowable under then applicable law.

5.6. Non-Solicitation. Unless otherwise agreed to in writing, during the period commencing on the Closing Date and ending on the 18-month anniversary thereof (the “Non-Solicitation Period”), neither the Seller nor any of its Affiliates will, directly or indirectly solicit, induce or attempt to persuade any agent, supplier or customer of the Business to terminate such agency or other relationship with the Business. During the Non-Solicitation Period, unless otherwise agreed to in writing by the Purchaser, the Seller will not (and will cause its Affiliates not to), directly or indirectly, hire any Protected Employee (except for any such Protected Employee who is terminated from employment by the Purchaser), or solicit, induce or attempt to persuade any Protected Employee to terminate their relationship with the Purchaser. For purposes of this Section 5.6, “Protected Employee” of the Purchaser means any officer, director or employee of the Purchaser (or any of its Affiliates) with whom the Seller has had contact, or who first became known to the Seller, in connection with its consideration and negotiations of the Transaction or other transactions contemplated by this Agreement. This Section 5.6 will not be deemed to prohibit the Seller, or any of its Affiliates, from engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not specifically targeted towards any employees of the Purchaser or any of its Affiliates.

5.7. Payment of Taxes. The Seller shall, to the extent that failure to do so could adversely affect or result in any Lien on the Acquired Assets or otherwise result in the Purchaser or its Affiliates having any liability for payment of any amount, (i) continue to file all Tax Returns within the time period for filing, and such Tax Returns shall be true, correct and complete in all respects, and (ii) pay when due any and all Taxes attributable to or levied or imposed upon the Acquired Assets for periods (or portions thereof) through and including the Closing Date whether or not such payment is required to be paid after the Closing Date.

5.8. Accounts Receivable. After the Closing, the Seller will promptly deliver to the Purchaser any payments received from third parties in connection with the Accounts Receivable. During the first twelve (12) months after the Closing, the Seller will cooperate with the Purchaser, upon the Purchaser’s reasonable request, in connection with the Purchaser’s efforts to collect payments due on any of the Accounts Receivable and with any transition issues that arise regarding customers of the Business.

5.9. Employee Matters.

(a) Liabilities Retained by the Seller and Not Assumed. The Seller will retain, and the Purchaser will not assume, any employer or employment-related obligations of the Seller to the Business Employees or any other liability related to any Business Employee, including, without limitation: (i) accrued personal time off (including sick leave); (ii) any obligation to provide health, medical, disability, life or other insurance benefits or any stock, stock option rights, or pension savings plan or similar benefits pursuant to the Seller employee benefit plan, plans, agreement or arrangement; (iii) any government-mandated employee or employment-related payments; (iv) workers’ compensation and disability insurance premiums (if any) paid or payable by the Seller on behalf of Business Employees who are on workers’ compensation or disability leave; (v) any bonuses accrued or earned by any of the Business Employees; or (vi) any severance payments owed to any Business Employee (collectively, the “Employee Liabilities”).

(b) Termination of Employment. The Seller agrees to comply with the provisions of the WARN Act and any other federal, state or local statute or regulation regarding termination of employment and to perform all obligations that might otherwise be required by the Seller with respect to the cessation of any operations of the Business or the termination of any Business Employee on or after the Closing Date.

5.10. Tax Matters.

(a) Transaction Taxes. The Seller shall be responsible for, and shall pay all excise, value added, registration, stamp, property, documentary, transfer, sales, use and similar Taxes, levies, charges and fees incurred, or that may be payable to any taxing authority, in connection with the transactions (including without limitation the sale, transfer, and delivery of the Acquired Assets) contemplated by this Agreement (collectively, “Transaction Taxes”). The Seller shall be responsible for preparing and filing any tax return relating to such Transaction Taxes and shall provide a copy of such return to the Purchaser. The Purchaser and the Seller agree to cooperate in minimizing the amount of any such Transaction Taxes and in the filing of all necessary documentation and all Tax Returns, reports and forms with respect to all such Transaction Taxes, including any available pre-Closing filing procedures.

(b) Straddle Periods. All property taxes, personal property taxes and similar ad valorem obligations in respect of the Acquired Assets that relate to periods beginning prior to the Closing Date and ending after the Closing Date (“Straddle Periods”) shall be prorated in accordance with the rules provided in Section 164(d) of the Internal Revenue Code. The Seller shall prepare and file, or shall cause to be prepared and filed, on a timely basis, all Straddle Period tax returns. The Seller shall provide each Straddle Period tax return to the Purchaser for review not less than ten (10) business days in advance of the due date thereof, and the Purchaser shall pay to the Seller its prorated portion of the tax shown to be due on each such return not less than five (5) business days before the due date of such payment.

(c) Other Taxes. Except as provided in clauses (a) and (b) above, (i) the Seller shall be responsible for and shall pay any and all Taxes with respect to the Acquired Assets relating to all periods (or portions thereof) ending on or prior to the Closing Date, and (ii) the Purchaser shall be responsible for and shall pay any and all Taxes with respect to the Acquired Assets relating to all periods (or portions thereof) ending after the Closing Date.

(d) Treatment of Indemnity Payments. All payments (i) made by the Seller pursuant to clause (a) above, or to or for the benefit of the Purchaser pursuant to any indemnification obligations under this Agreement, will be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by law.

5.11. Systems Software. The Seller will (a) cause its applicable employees to enter into discussions with the Purchaser (and the Purchaser’s representatives) promptly after the date hereof and cooperate in good faith with the Purchaser to assist the Purchaser in identifying its ongoing needs with respect to Systems Software in the operation of the Business from Closing, (b) (i) use commercially reasonable efforts to obtain, transfer or assign prior to (but with effect from) Closing, all necessary licenses, consents and approvals from the third party licensors of such Systems Software reasonably determined by the Purchaser to be required from Closing in the operation of the Business in the same manner as presently conducted (the “Required Systems Software”) (with the Required Systems Software to be nominated by the Purchaser to the Seller in writing within 20 Business Days after the date hereof), or such work around solution reasonably agreed to by the parties, as may be required for the Purchaser to use or obtain fully paid-up, valid licenses to such Required Systems Software for use by the Purchaser after the Closing in materially the same manner as such Required Systems Software is used in the conduct of the Business as presently conducted and (ii) any such Required Systems Software, if obtained, transferred or assigned pursuant to the immediately preceding clause (i), shall function as of the Closing in conjunction with the data obtained pursuant to clause (c) of this Section 5.11 in materially the same manner as such Required Systems Software functions in the conduct of the Business as presently conducted (unless to the extent the failure to function as described above is caused by changes requested by the Purchaser or by the Purchaser not assuming all Systems Software), and (c) use commercially reasonable efforts to identify, segregate and (to the extent reasonably practicable, subject to any restrictions under applicable Law) deliver to the Purchaser prior to, but with effect from, Closing any material data of the Seller stored in the Required Systems Software. For a period of six (6) months following the Closing Date, the Seller will allow the Purchaser and its representatives reasonable access during normal business hours of the Seller, subject to reasonable coordination with the Seller (including with respect to ensuring security and safety) and without unreasonable interference to the operation of the businesses of the Seller, such employees of the Seller as are necessary to answer any reasonable requests with respect to the Required Systems Software, as such Required Systems Software is used in the conduct of the Business as presently conducted, or the data delivered therewith pursuant to this Section 5.11.

5.12. Confidentiality.

(a) Pre-Closing Confidentiality. From the Agreement Date until the Closing Date (or if the Closing shall fail to occur, for a period of three (3) years from the Agreement date), the Seller and the Purchaser (a) will maintain in confidence, and will cause its respective agents and employees to maintain in confidence all Confidential Information (as defined below), unless (i) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby, or (ii) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings; (b) shall at all times comply with all applicable protection of personal information legislation, federal or provincial, with respect to personal information disclosed or otherwise provided, including any access provided to such personal information by the Seller under this Agreement; (c) shall only use or disclose such Confidential Information for the purposes of evaluating and effecting the transactions contemplated hereby; (d) shall safeguard all Confidential Information collected from the other parties in a manner consistent with the degree of sensitivity of the Confidential Information; (e) shall maintain at all times the security and integrity of the other parties’ Confidential Information and (f) if the Closing shall fail to occur, shall return or destroy as much of such other party’s Confidential Information as the requesting party shall from time to time request.

(b) Post-Closing Confidentiality. From the Closing Date and thereafter, the Seller shall (a) maintain in confidence all Confidential Information of the Purchaser and the Seller, unless the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings; (b) shall at all times comply with all applicable protection of personal information legislation, federal or provincial, with respect to personal information disclosed or otherwise provided, including any access provided to such personal information by the Seller and/or the Purchaser under this Agreement; (c) shall safeguard all Confidential Information collected from the other parties in a manner consistent with the degree of sensitivity of the Confidential Information; (d) shall maintain at all times the security and integrity of the other parties’ Confidential Information and (f) return or destroy as much of such other party’s Confidential Information as the Purchaser shall from time to time request.

5.13. Acquisition Proposals. The Seller shall not, and shall not authorize or permit any officer, director or employee of the Seller or any Affiliate of the Seller to, authorize any investment banker, attorney, accountant or other representative retained by the Seller or any Affiliate of the Seller to, directly or indirectly, solicit or encourage, furnish information with respect to the Business to, or engage in any discussions with, any Person in connection with any proposal for the acquisition of all or a substantial portion of the Business, other than as contemplated by this Agreement. The Seller shall promptly cease or cause to be terminated any existing activities or discussions with any Person with respect to any of the foregoing and shall promptly request the return of any Confidential Information provided to any Person in connection with a prospective acquisition of the Business, in each case other than the Purchaser.

5.14 Public Announcements. Prior to the Closing, each Party agrees not to issue any press release or make any other public announcement relating to this Agreement, the Transaction or any other transactions contemplated hereunder without the prior written approval of the other Party, except that the Purchaser reserves the right, without the other Seller’s prior consent, to make any public disclosure it believes in good faith is required by applicable securities Laws or securities listing standards (in which case the disclosing Party agrees to use commercially reasonable efforts to advise the other Party prior to making such disclosure). The Purchaser and the Seller will agree on a joint press release announcing each of the execution of this Agreement and the Closing.

5.15. Use of Names.

(a) For the period from the Closing Date through the last date on which the Purchaser supplies any Product pursuant to any Assumed Contract (the “Miltope Name Period”), the Purchaser shall have the royalty-free right to use the name “Miltope Corporation” (the “Miltope Name”), only as and to the extent such name was used by the Seller with respect to the sale of Products by the Business or to the extent necessary to satisfy applicable regulatory requirements or as otherwise reasonably required in connection with the orderly transition of the Business from the Seller to the Purchaser, including for reference purposes.

(b) The Purchaser shall have the further royalty-free right during the Miltope Name Period to sell or otherwise use or dispose of any materials included in the Product Inventory which bear the Miltope Name to the extent that such materials (i) relate to the Business and are returned to the Purchaser after the Closing Date, (ii) have been contracted for in connection with the Tanker Contract, or (iii) were otherwise contracted for by the Seller for use in the Business prior to the Closing Date (in each case, without altering or modifying such materials or inventory); provided that such right shall terminate upon the expiration of the Miltope Name Period with respect to any such materials unless the only reference therein to the Seller or the Miltope Name is to its or their copyright claim, in which case such right shall be unlimited as to time.

(c) Notwithstanding the above, in no event shall the Purchaser use the Miltope Name after the Closing in any manner or for any purpose different from the use of such Miltope Name by the Seller during the twelve (12) month period prior to the Closing Date with respect to the Business or to satisfy applicable regulatory requirements or as otherwise reasonably required in connection with the orderly transition of the Business from the Seller to the Purchaser, including for reference purposes.

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS TO CLOSE
6.1. Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (it being understood that each such condition is solely for the benefit of the Parties and may be waived in writing by their mutual agreement, without notice, liability or obligation of any Person):

(a) No federal or state Governmental Entity or other agency or commission or federal or state court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; and

(b) No suit, claim, cause of action, arbitration, investigation or other proceeding contesting, challenging or seeking to alter or enjoin or adversely affect the sale and purchase of the Acquired Assets or any other transaction contemplated hereby will be pending or threatened.

6.2. Conditions to the Purchaser’s Obligation. The Purchaser’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (it being understood that each such condition is solely for the benefit of the Purchaser and may be waived in writing by the Purchaser, without notice, liability or obligation of any Person):

(a) the representations and warranties of the Seller set forth in Article III above shall be true and correct in all material respects at and as of the Agreement Date and as of the Closing Date, except to the extent that such representations and warranties are qualified by a standard of materiality, in which case such representations and warranties shall be true and correct in all respects giving effect to such standard at and as of the Agreement Date and as of the Closing Date (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date);

(b) the Seller shall have performed and complied with all of its covenants hereunder and in the Ancillary Agreements in all material respects required to be performed on or prior to the Closing;

(c) the Seller shall have delivered to the Purchaser a certificate to the effect that each of the conditions specified above in Sections 6.2(a) and (b) is satisfied in all respects;

(d) the Purchaser shall have received each of the closing deliveries of the Seller set forth in Section 2.5, executed on behalf of the Seller by a duly authorized officer of the Seller;

(e) there shall not have occurred after the Agreement Date a Material Adverse Effect on the Business or the Acquired Assets;

(f) the Seller will have obtained and delivered to the Purchaser all consents, waivers and approvals from Governmental Entities and third parties necessary to effect the assignment and transfer to the Purchaser of the Acquired Assets free and clear of all Liens and to effect the assignment to the Purchaser of the Assumed Contracts; and

(g) the Purchaser shall have received an opinion of Balch & Bingham LLP, counsel to the Seller, in form and substance reasonably satisfactory to Purchaser, that with regard to the Seller: (i) the Seller is a corporation validly existing and in good standing under the laws of the State of Alabama and has all necessary corporate power to own its properties as now owned and operate its business of developing, manufacturing and selling ruggedized printers and related supplies as now operated; (ii) the Seller has the corporate power and authority to enter into, deliver and perform its obligations under this Agreement and the Ancillary Agreements; (iii) this Agreement and the Ancillary Agreements have been duly authorized by all requisite corporate and shareholder action on the part of the Seller, have been duly executed and delivered on behalf of the Seller and are valid and binding on the Seller and enforceable in accordance with their terms, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally (and subject to other customary assumptions, exceptions, limitations and qualification as set forth in the opinion); (iv) the execution, delivery and performance of this Agreement and the Ancillary Agreements will not violate or result in a default under the Seller’s articles of incorporation or bylaws; (v) except as set forth in the Seller Disclosure Letter or otherwise contemplated by this Agreement, the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements by Seller do not require the consent or approval of, or notice to, any Person that is a party to the Material Contracts listed in Schedule 3.12(a) of the Seller Disclosure Letter; (v) except as set forth in the Seller Disclosure Letter or otherwise provided in this Agreement or the Schedules hereto, no consent, approval, authorization or other action by, or filing with, any governmental authority of the State of Alabama or the United States is required for Seller's execution and delivery of this Agreement and the Ancillary Agreements, and for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, that has not been obtained; and (vii) except as set forth in Schedule 3.6 to this Agreement, counsel has no actual knowledge, of any suit, action, arbitration or legal, administrative or other proceeding or governmental investigation pending or overtly threatened against the Seller. For the purposes of the opinion to be delivered pursuant to this Section 6.2(g), the Seller’s counsel may assume that this Agreement and the Ancillary Agreements are governed by the laws of the State of Alabama rather than the laws of the State of Rhode Island. The opinion of Balch & Bingham LLP will contain reasonable assumptions, exceptions, limitations and qualifications as are customary for transactions of this nature and which shall be mutually agreed upon by the parties.

6.3. Conditions to the Seller’s Obligation. The Seller’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (it being understood that each such condition is solely for the benefit of the Seller and may be waived in writing by the Seller, without notice, liability or obligation of any Person):

(a) the representations and warranties of the Purchaser set forth in Article IV above shall be true and correct in all material respects at and as of the Agreement Date and as of the Closing Date, except to the extent that such representations and warranties are qualified by a standard of materiality, in which case such representations and warranties shall be true and correct in all respects giving effect to such standard at and as of the Agreement Date and as of the Closing Date (except to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty must have been true and correct in all material respects as of such date);

(b) the Purchaser shall have performed and complied with all of its covenants hereunder and in the Ancillary Agreements in all material respects required to be performed on or prior to the Closing;

(c) the Purchaser shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in Sections 6.3(a) and (b) is satisfied in all respects; and

(d) the Purchaser shall have delivered or caused to be delivered to the Seller each of the items that Section 2.6 requires it to deliver.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1. Termination of Agreement. This Agreement shall terminate if the Closing does not occur on or prior to February 1, 2014, or such later date as mutually agreed by the Parties (the “Outside Date”). The Parties may terminate this Agreement at any time prior to the Outside Date as provided below:

(a) the Purchaser and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) the Purchaser may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing if (A) the Seller has breached any representation, warranty, or covenant contained in this Agreement, (B) the Purchaser has notified the Seller of the breach and the breach has continued without cure for a period of ten (10) days after the notice of breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (C) if not cured within the timeframe in sub-clause (B) above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.2 to be satisfied (provided, however, that the right of the Purchaser to terminate this agreement under this clause shall not be available to the Purchaser if the Purchaser is at that time in material breach of this Agreement); and

(c) the Seller may terminate this Agreement by giving written notice to the Purchaser at any time prior to the Closing if (A) the Purchaser has breached any representation, warranty, or covenant contained in this Agreement, (B) the Seller has notified the Purchaser of the breach, and the breach has continued without cure for a period of ten (10) days after the notice of breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (C) if not cured within the timeframe in sub-clause (B) above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.3 to be satisfied (provided, however, that the right of the Seller to terminate this agreement under this clause shall not be available to the Seller if the Seller is at that time in material breach of this Agreement.

(d) Effect of Termination. If any Party terminates this Agreement pursuant to this Section 7.1, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party; provided, however, that (A) the confidentiality provisions contained in Section 5.10 and the General Provisions contained in Article IX shall survive termination and (B) nothing herein shall relieve any Party from liability in connection with any willful breach of such Party’s representations, warranties or covenants contained herein.

7.2. Amendment. The Parties may amend this Agreement, whether before or after the Closing, by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the Parties.

    7.3. Extension; Waiver. At any time at, prior to, or following the Closing, either Party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such other Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII
INDEMNIFICATION

8.1. Escrow. Provided that a claim for Indemnifiable Damages (as such term is defined in Section 8.3(a) below) is made within the 12-month period following the Closing Date, the Escrow Cash shall be available to compensate the Purchaser (on behalf of itself or any other Indemnified Person (as such term is defined in Section 8.3(a) below)) for Indemnifiable Damages pursuant to the indemnification obligations of the Seller (such Escrow Cash, together with any interest that may be earned thereon, to constitute an escrow fund (the “Escrow Fund”)) and to be governed by the provisions set forth herein and in the Escrow Agreement. Any amounts due to the Purchaser (or any other Indemnified Person) by the Seller pursuant to this Article VIII, shall be first paid from the Escrow Fund.

8.2. Survival. If the Transaction is consummated, the representations and warranties of the Seller and the Purchaser contained in this Agreement shall survive the Closing Date and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until 11:59 p.m. Eastern on the day that is the 18-month anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 3.1, 3.3, 3.7, and 3.21 (collectively, the “Fundamental Representations”) will remain operative and in full force and effect, regardless of any investigation made, disclosure received, or knowledge obtained, by or on behalf of any of the parties to this Agreement, until 60 days after the expiration of the applicable statute of limitations for claims against the Seller which seek recovery of Indemnifiable Damages arising out of a failure of such representations or warranties; provided, further, that that no right of indemnification pursuant to this Article VIII in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under this Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out of fraud, willful breach or intentional misrepresentation by the Seller indefinitely. If the Transaction is consummated, the representations and warranties of the Purchaser contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall expire and be of no further force or effect as of the Closing Date. If the Transaction is consummated, all covenants and agreements of the parties shall expire and be of no further force or effect as of the Closing Date, except to the extent such covenants or agreements provide that they are to be performed after the Closing Date; provided, however, that no right to indemnification pursuant to this Article VIII in respect of any claim based upon any breach or violation of, or default in connection with, any covenant shall be affected by the expiration of such covenant or agreement.

8.3. Agreement to Indemnify.

(a) Subject to the limitations set forth in this Article VIII, the Seller shall indemnify and hold harmless the Purchaser and its directors, officers, agents, representatives, shareholders and employees and each Person, if any, who controls or may control the Purchaser within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all losses, Liabilities, damages, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals (collectively, “Indemnifiable Damages”) directly or indirectly, whether or not asserted or imposed by third parties, including but not limited to Governmental Entities or instrumentalities, arising out of, resulting from or relating to (i) any failure of any representation or warranty made by the Seller in this Agreement or the Seller Disclosure Letter (including any exhibit or schedule to the Seller Disclosure Letter) to be true and correct as of the date of this Agreement and as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date), (ii) any failure of any certification, representation or warranty made by the Seller in any certificate delivered to the Purchaser pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to the Purchaser, (iii) any breach of or default in connection with any of the covenants or agreements made by the Seller in this Agreement or the Seller Disclosure Letter (including any exhibit or schedule to the Seller Disclosure Letter), (iv) any and all Employee Liabilities, (v) any Taxes of the Seller and any sales, use or other Taxes imposed on the sale of the Acquired Assets to the Purchaser hereunder, (vi) any noncompliance with any bulk sales, bulk transfer or similar laws applicable to the transactions contemplated hereby, (vii) any Excluded Liabilities, and (viii) any inaccuracies of the certifications delivered by the Seller to the Purchaser pursuant to Sections 2.6(h) and 2.6(i).

(b) Subject to the limitations set forth in this Article VIII, the Purchaser shall indemnify and hold harmless the Seller and its directors, officers, agents, representatives, shareholders and employees and each Person, if any, who controls or may control the Seller within the meaning of the Securities Act from and against any and all losses, Liabilities, damages, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals directly or indirectly, whether or not asserted or imposed by third parties, including but not limited to Governmental Entities or instrumentalities, arising out of, resulting from or relating to (a) any failure of any representation or warranty made by the Purchaser in this Agreement to be true and correct as of the date of this Agreement and as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date), (b) any failure of any certification, representation or warranty made by the Purchaser in any certificate delivered to the Seller pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to the Seller, and (c) any breach of or default in connection with any of the covenants or agreements made by the Seller in this Agreement. Any claim made by Seller under this Section 8.3(b) shall be made in writing to the Purchaser promptly after the Seller becomes aware of the existence of any such potential claim. The provisions of Sections 8.4 through 8.9 shall apply to indemnification pursuant to this Section 8.3(b) as if the Seller were the Purchaser and the Purchaser were the Seller to the extent applicable.

8.4. Qualification for Indemnification. In determining the amount of any Indemnifiable Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date or the breach of or default in connection with any covenant or agreement, any knowledge, materiality or Material Adverse Effect standard or qualification, or standard or qualification that a matter be or not be “reasonably expected” or “reasonably likely” to occur, contained in or otherwise applicable to such representation, warranty, covenant or agreement shall be disregarded; provided, however, that such standard or qualification shall not be disregarded for the purposes of the initial determination of whether there was a failure of such representation or warranty to be true and correct, or a breach of or default in connection with any covenant or agreement, as aforesaid.

8.5. Notice of Claim.

(a) As used herein, “Claim” means a claim for indemnification of the Purchaser or any other Indemnified Person for Indemnifiable Damages under this Article VIII. The Purchaser may give notice of a Claim under this Agreement, whether for its own Indemnifiable Damages or for Indemnifiable Damages incurred by any other Indemnified Person, by providing written notice of a Claim executed by an officer of the Purchaser (a “Notice of Claim”) to the Seller (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Cash) promptly after the Purchaser becomes aware of the existence of any potential claim by an Indemnified Person for indemnification from the Seller under this Article VIII, arising from or relating to:

(i) any matter specified in Section 8.3; or

(ii) the assertion, whether orally or in writing, against the Purchaser or any other Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against the Purchaser or such other Indemnified Person (in each case, a “Third-Party Claim”) that is based on, arises out of or relates to any matter specified in Section 8.2.

(b) Except as provided in the following sentence, the period during which claims may be initiated (the “Claims Period”) for indemnification shall commence at the Closing Date and terminate at 11:59 p.m. Eastern on the day that is the 18-month anniversary of the Closing Date. The Claims Period for indemnification from and against Indemnifiable Damages arising out of, resulting from or in connection with the Fundamental Representations shall commence at the Closing Date and terminate 60 days after the expiration of the applicable statute of limitations.

8.6. Defense of Third-Party Claims.

(a) The Purchaser shall determine and conduct the defense or settlement of any Third-Party Claim, and the costs and expenses incurred by the Purchaser in connection with such defense or settlement (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which the Purchaser may seek indemnification pursuant to a Claim made by any Indemnified Person hereunder.

(b) The Seller shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by the Seller does not affect any privilege relating to the Indemnified Person. At its option and expense, the Seller shall be entitled to participate in, but not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim.

(c) No settlement of any such Third-Party Claim with any third party claimant shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter, except with the consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Seller shall have objected within 15 days after a written request for such consent by the Purchaser. In the event that the Seller has consented to any such settlement, the Seller shall not have any power or authority to object under any provision of this Article VIII to the amount of any claim by or on behalf of any Indemnified Person or the Seller for indemnity with respect to such settlement.

8.7 Contents of Notice of Claim. Each Notice of Claim by the Purchaser given pursuant to Section 8.4 shall contain the following information:

(a) that the Purchaser or another Indemnified Person has directly or indirectly incurred, paid or properly accrued (in accordance with GAAP) or, in good faith, believes it shall have to directly or indirectly incur, pay or accrue (in accordance with GAAP), Indemnifiable Damages in an aggregate stated amount arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Indemnified Person based on alleged facts, which if true, would give rise to liability for Indemnifiable Damages to such Indemnified Person under this Article VIII); and

(b) a brief description, in reasonable detail (to the extent reasonably available to the Purchaser), of the facts, circumstances or events giving rise to the alleged Indemnifiable Damages based on the Purchaser’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to the Purchaser) and copies of any formal demand or complaint, the amount of Indemnifiable Damages, the date each such item was incurred, paid or properly accrued, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

8.8. Resolution of Notice of Claim. Each Notice of Claim given by the Purchaser shall be resolved as follows:

(a) Uncontested Claims. If, within 15 Business Days after a Notice of Claim is received by the Seller, the Seller does not contest such Notice of Claim in writing to the Purchaser as provided in Section 8.7(b), the Seller shall be conclusively deemed to have consented, to the recovery by the Indemnified Person of the full amount of Indemnifiable Damages specified in the Notice of Claim in accordance with this Article VIII, and, without further notice, to have stipulated or consented to the entry of a final judgment or final determination, as the case may be, for damages against the Seller for such amount in any court or with any arbitrator having jurisdiction over the matter where venue is proper.

(b) Contested Claims. If the Seller gives the Purchaser written notice contesting all or any portion of a Notice of Claim (each a “Contested Claim”) within the 15 Business Day period specified in Section 8.7(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by the Purchaser and the Seller (a copy of which shall be furnished to the Escrow Agent) or (ii) in the absence of such a written settlement agreement within 30 Business Days following receipt by the Purchaser of the written notice from the Seller by binding arbitration between the Purchaser and the Seller in accordance with Section 8.8(c).

(c) Arbitration of Contested Claims. Either the Purchaser or the Seller may bring proceedings in arbitration pursuant to Section 9.7(b) to resolve the Contested Claim. Regardless of which Party brings such action to resolve a matter, the party bringing the claim shall bear the burden of proof by a preponderance of the evidence that such party or other indemnified Persons are entitled to indemnification pursuant to this Article VIII. The decision of the arbitrator as to the validity and amount of any claim in such Notice of Claim shall be nonappealable, binding and conclusive upon the Parties shall be entitled to act in accordance with such decision and make or withhold payments in accordance therewith. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.7(c), in any action hereunder in which any claim or the amount thereof stated in the Notice of Claim is at issue, the arbitrator shall determine which party is the non-prevailing party. The non-prevailing party to an action shall pay its own expenses and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the action.

8.9. Tax Consequences of Indemnification Payments. All payments (if any) made to any Indemnified Person pursuant to any indemnification obligations under this Article VIII will be treated as adjustments to the purchase price for tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by law.

ARTICLE IX
GENERAL PROVISIONS

9.1. Press Release and Public Announcements. Subject to Section 5.14, no Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its best efforts to advise the other Party prior to making the disclosure); provided, further, after the Closing, the Purchaser may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as the Purchaser may, in its reasonable discretion, determine.

9.2. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns (except that Article VIII is intended to benefit Indemnified Persons).

9.3. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

9.4. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that the Purchaser may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder).

9.5. Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

9.6. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) 1 business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) 1 business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) 4 business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Purchaser:	Astro-Med, Inc.
600 East Greenwich Avenue
West Warwick, RI 024893
Attn: Gregory A. Woods, President
Facsimile: (401) 821-5314

Copy to:	Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, RI 02903
Attn: Margaret D. Farrell, Esq.
Facsimile: (401) 457-5103

If to the Seller:      Miltope Corporation
      3800 Richardson Road South
    Hope Hull, AL 36043
 Facsimile:
 Attn: Julie Briggs

Copy to:        Balch & Bingham, LLP
1901 Sixth Avenue North, Suite 1500
Birmingham, AL 35203
Facsimile: (866) 736-3857
Attn: Charles B. Paterson

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

9.7. Governing Law; Arbitration.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Rhode Island applicable to Contracts executed in and to be performed in that State.
(b) Any disputes arising out of or relating to this Agreement shall be settled by arbitration in Alabama before a single arbitrator pursuant to the rules of the American Arbitration Association. Arbitration may be commenced at any time by any party hereto giving written notice to each other party. The arbitrator shall be selected by the joint agreement of the parties, but if they do not so agree within 20 days after the dated of the notice referred to above, the selection shall be made pursuant to the rules from the panels of arbitrators maintained by such Association. Any award rendered by the arbitrator shall be conclusive and binding upon the parties hereto; provided, however, that any such award shall be accompanied by a written opinion of the arbitrator giving the reasons for the award. This provision for arbitration shall be specifically enforceable by the parties and the decision of the arbitrator in accordance herewith shall be final and binding.

9.8. Set-Off. Without limiting the rights of Purchaser at law or in equity, Purchaser shall have the right to set-off against payments due by it or any affiliate to the Seller hereunder, or under any agreement contemplated hereby and delivered at the Closing or otherwise, including without limitation the Ancillary Agreements, the amount of any obligations due from the Seller under this Agreement or otherwise, including interest on such obligations due from the Seller (to be calculated from the due date to the date payments of such sums were made or used to setoff).

9.9. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

9.10. Expenses. Each of the Purchaser and the Seller will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

9.11. Construction; Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the Party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

9.12. Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

9.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

ASTRO-MED, Inc.
/s/ Everett V. Pizzuti
Everett V. Pizzuti
CEO
MILTOPE CORPORATION
/s/Julie Briggs
Julie Briggs
President and CEO

AMENDMENT TO
ASSET PURCHASE AGREEMENT

THIS AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of January 22, 2014 by and between Astro-Med, Inc., a Rhode Island corporation (“Purchaser”) and Miltope Corporation, an Alabama corporation (the “Seller”).

WHEREAS, pursuant to that certain Asset Purchase Agreement (the “Purchase Agreement”) dated as of January 11, 2014, by and between Purchaser and Seller, Seller agreed to sell, and Purchaser agreed to purchase, certain assets associated with the operation of the Seller’s Business (the “Transaction”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

WHEREAS, the Parties wish to amend the Purchase Agreement with respect to the condition precedent to Purchaser’s obligation to close the Transaction set forth in Section 6.2(f) thereof (the “Closing Condition”) which requires Seller to deliver to Purchaser the consent of the third parties (the “Contract Parties”) to the Material Contracts (the “Material Contracts”) set forth on Schedule 3.2 of the Seller Disclosure Letter (the “Consents”).

NOW THEREFORE, in consideration of the mutual promises reflected herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.
To the extent Seller is unable to deliver any of the Consents at the Closing, Seller shall use its best efforts to obtain and deliver such Consents to Purchaser as promptly as practicable following the Closing Date, and in any event, Seller shall deliver to Purchaser such Consents prior to the earlier of the expiration or termination of the Transition Services Agreement (the “TSA End Date”). In the event that all of the Consents are not delivered prior to the TSA End Date, Purchaser shall have the right to extend the term of the Transition Services Agreement until such time as all Consents have been delivered by Seller to Purchaser.

2.
Seller shall bear all the costs and expenses of obtaining the Consents and shall indemnify and reimburse Purchaser for any and all demands, claims, losses, damages, diminutions in value, deficiencies, liabilities, costs and expenses (including reasonable legal fees) asserted against, imposed upon, resulting to, required to be paid by, or incurred by Purchaser, directly or indirectly, in connection with, arising out of, or resulting from Seller’s failure to satisfy the Closing Condition prior to the Closing Date. Notwithstanding the foregoing, Purchaser shall bear all actual out-of-pocket costs and expenses of any investigation required and/or conducted by any Contract Party for the purpose of determining Purchaser’s financial, management, quality, or technical suitability under the Material Contracts.

3.	For avoidance of doubt, the “Nextek inventory” shall be included in the definition of Product Inventory.

4.
This Amendment is an amendment to, and forms a part of, the Purchase Agreement. Except to the extent amended hereby, the terms, provisions and conditions of the Purchase Agreement (including all Schedules and Exhibits attached thereto) are hereby ratified and confirmed and shall remain in full force and effect. This Amendment, together with the Purchase Agreement (including all Schedules and Exhibits attached thereto), constitutes the entire agreement between the Parties, and there are no oral or written understandings, representations or agreements between the Parties, relating to the subject matter of the Purchase Agreement. If there is a conflict between any provision of the Purchase Agreement (including all Schedules and Exhibits attached thereto) and a provision of this Amendment, the provision of this Amendment controls.

5.
This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall be considered one instrument. Facsimile or electronic signatures shall be valid and bind the parties with the same force and effect as original signatures.

6.	This Amendment shall be governed by and construed in accordance with the laws of the State of Rhode Island, without reference to principles of conflicts of law thereof.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first written above.
ASTRO-MED, INC.
/s/ Everett Pizzuti
Name: Everett Pizzuti
Title: CEO
MILTOPE CORPORATION
/s/ Julie Briggs
Name: Julie Briggs
Title President and CEO

[Signature Page to APA Amendment]